UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of March, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                                             815 - 12 March 2003



                                  SPIRENT PLC

            PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2002




Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, today announced its preliminary results for the year to 31 December 2002. Spirent also today announced the divestment of its interests in WAGO and the renegotiation of its borrowing terms.



Spirent delivered a resilient performance in the first half of 2002 but suffered a drop in trading in the third quarter due to a fall in demand from its major telecoms customers. In response, management implemented cost cutting measures which improved operating profit* in the fourth quarter. All Spirent's operating groups delivered operating profit* and generated cash in 2002 despite the difficult trading environment.



The divestment of Spirent's interests in the WAGO interconnection joint venture will raise net cash proceeds of approximately GBP58.2 million. WAGO is not considered to be a core business of the Group. The divestment is subject to shareholder approval and the net proceeds will be used to pay down debt.



Spirent has renegotiated its borrowing terms to increase the level of headroom available under certain of its financial covenants. The new borrowing terms are conditional on the completion of the divestment of WAGO.



Summary of 2002 Results


GBP million                                                                            2002             2001
                                                                                 __________        _________

Turnover                                                                              558.9            801.8
Operating profit*                                                                      50.5            112.9
Profit before taxation**                                                               46.4            100.9
Headline earnings per share** (pence)                                                  3.40             7.76



- All operating groups delivered operating profit* and generated cash despite the difficult trading environment.

- A non-cash goodwill impairment charge of GBP923 million, the likelihood of which was indicated in October, together with exceptional charges of GBP120 million, resulted in a loss before taxation of GBP1,053 million.

- Communications group delivered turnover of GBP315 million and operating profit* of GBP31 million, down 27 per cent and 63 per cent, respectively, compared with 2001.

- Satisfactory results achieved by Network Products group with operating profit* of GBP15 million and ongoing businesses in the Systems group showed improvement over 2001 with operating profit* of GBP3 million.

- Cost cutting measures expected to result in annualised savings of GBP34 million.

- Free cash flow+ of GBP36 million generated compared with GBP40 million in 2001.

- Net debt at 31 December 2002 was GBP162 million. The Company continues to be in compliance with its existing borrowing covenants.

- As indicated in October, the Company will not pay a final dividend in respect of 2002.


Commenting on the results, Nicholas Brookes, Chief Executive, said:



"2002 was a challenging year for Spirent. The telecoms market continued to deteriorate but management action ensured that all our operating groups remained profitable* and cash generative for the year. We have agreed to sell our interests in WAGO and have additionally renegotiated our borrowing terms to obtain greater headroom under key covenants.



"We have planned our business assuming the challenging conditions in the telecoms market will continue throughout 2003 and trading so far this year has been in line with our expectations. As growth in data traffic creates opportunities for Spirent, we remain committed to investing in our leading-edge products, technologies and services to enhance our market positions and grow market share."



Also commenting, John Weston, Non-executive Chairman, said:



"The sale of WAGO and the increased headroom under our borrowing covenants represent important achievements for Spirent. Trading in 2002 underlines Spirent's ability to perform even in a difficult market.



"Our businesses continue to generate cash enabling us to invest in technology to meet our customers' current and future needs and position us for market recovery."



Notes

* Before goodwill amortisation and operating exceptional items being GBP56 million (2001 GBP87 million) and GBP965 million (2001 GBP760 million), respectively, for the Group.

**   Before goodwill amortisation and operating exceptional items as above and non-operating exceptional items of GBP78 million (2001 profit GBP15 million).

+     Cash flow before acquisitions and disposals, equity dividends and financing.



                                    - ends -





A briefing for analysts and fund managers will be held today at 10.00 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2.



A webcast of the presentation will be available on the Spirent plc website from
16.00 London time at www.spirent.com/investors



An analysts conference call will be held today at 16.00 London time/11.00 EST. This may be accessed by dialling:



UK/International: +44 (0)20 8401 1043 or UK freephone 0500 101 630

US: +1 303 713 7929 or US freephone +1 800 530 2462



A replay of the call will be available until Wednesday 19 March 2003 by dialling:



UK/International: +44 (0)20 8288 4459 or UK freephone 0500 637 880

US: +1 703 736 7336 or US freephone +1 800 495 0250

Access code: 713432



Enquiries


Nicholas Brookes, Chief Executive      Spirent plc            +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                         Spirent plc            +44 (0)1293 767676

Media
Jon Coles/Rupert Young                 Brunswick             +44 (0)20 7404 5959



About Spirent



Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the development and deployment of network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the aerospace and power controls markets. Further information about Spirent plc can be found at www.spirent.com



Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.



Spirent and the Spirent logo are trademarks of Spirent plc. All other trademarks or registered trademarks are held by their respective companies. All rights reserved.



This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the effects of competition on our business; our ability to develop and commercialise new products and services and realise product synergies; our ability to conclude the divestment of our interests in the WAGO joint venture; our ability to effect certain amendments to the terms of our loan notes and bank facility; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adopt cost structures to respond to changes in business conditions; risks that our cost cutting initiatives will impair our ability to develop products and remain competitive; our ability to improve efficiency and adapt to the current economic slowdown and other changes in demand; changes in the business, financial condition or prospects of one or more of our major customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in market conditions in the markets in which we participate or in general economic or political conditions; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.





              PRELIMINARY REPORT FOR THE YEAR TO 31 DECEMBER 2002



                            CHIEF EXECUTIVE'S REVIEW



Overview



Turnover of GBP558.9 million and operating profit before goodwill amortisation and exceptional items of GBP50.5 million were 30 per cent and 55 per cent below our results for 2001, respectively, but all our operating groups generated operating profit and cash in 2002. In the first half of the year we delivered a resilient performance despite generally depressed market conditions and continuing declines in spending by our major telecoms customers. However a drop in capital expenditure by US network service providers (NSPs) in the third quarter reduced the performance of our Communications group for the second half of the year. As a result Group operating profit was significantly lower in the second half of 2002 compared with the first half.



We are pleased to announce today the divestment of our interests in WAGO to our joint venture partners for net cash proceeds of approximately GBP58.2 million. The divestment is subject to shareholder approval which is being sought at an Extraordinary General Meeting to be convened for 31 March 2003. WAGO is not considered to be a core business of the Group and does not materially contribute to the Group's cash flow.



We continue to be in compliance with our existing borrowing covenants. However in order to increase the level of headroom available under certain of our financial covenants we have renegotiated our borrowing terms. The new borrowing terms are conditional on the completion of the divestment of WAGO and the use of the net proceeds to pay down debt. Further details of the new borrowing terms are set out in the Financial Review.



The fall in revenues in our Communications group led us to realign our cost base. This involved an 11 per cent reduction in workforce, reorganisation of our operations and reductions in discretionary spending within the Communications group. These actions are expected to result in annualised cost savings of GBP33.5 million. In accordance with accounting standards and due to the fall in trading we were required to take a non-cash goodwill impairment charge of GBP923.3 million in the year. Operating exceptional items totalling GBP41.6 million have also been charged in 2002 primarily relating to the reorganisation of our operations.



In difficult conditions our Communications group was able to maintain its position as a market leader due to our portfolio of leading-edge products, technologies and services, our expertise in network operations and our ability to provide integrated performance analysis and service assurance solutions. The Performance Analysis division achieved a stable order intake rate of some GBP50 million per quarter in the first half of 2002 but this dropped to GBP42 million in the third quarter. Order intake recovered in the fourth quarter to GBP50 million.




Notes

Operating profit (EBITA) and return on sales as referred to in the text are stated before goodwill amortisation and exceptional items.

Free cash flow as referred to in the text is cash flow before acquisitions and disposals, equity dividends and financing.



The Service Assurance division's order book closed the year at GBP37 million compared with GBP31 million at the end of the third quarter and GBP73 million at the end of last year, reflecting customers' changing order patterns and reduction in capital expenditure over the year.



Our Network Products and Systems groups delivered sound performances in the year. These businesses supply a broad range of industries and therefore have provided some protection from the current volatile conditions in the telecoms market.



During the year we expanded the technological capabilities of the Group through organic development and strategic investments. The Performance Analysis division expanded its Internet infrastructure testing capabilities through the acquisition of Caw Networks, Inc. (Caw). The purchase of a wideband CDMA (W-CDMA) product line has brought us expertise in this important third generation (3G) wireless technology and the purchase of a remote special services test product line further strengthened our Service Assurance product portfolio.



We made progress in the divestment of non-core businesses during the year with the sale of our aerospace component businesses and the divestments of Switching Systems International Inc (SSI) and Monitor Labs Incorporated (MLI) from our Systems group.



Financial Summary



Reported turnover was GBP558.9 million and operating profit was GBP50.5 million in 2002. Turnover from ongoing businesses was GBP533.9 million and operating profit was GBP49.2 million, down 18 per cent and 50 per cent, respectively, compared with 2001. As a result of the drop in turnover and with the cost saving actions only becoming effective in the fourth quarter, return on sales for ongoing businesses declined to 9.2 per cent (2001 15.3 per cent). The reduced trading levels in the third quarter led to a weak second half, down 16 per cent on turnover and 57 per cent on operating profit from ongoing businesses compared with the first half of 2002. Our Communications group reported a small operating loss for the third quarter but returned to profitability in the fourth quarter as the cost savings started to take effect.



In accordance with accounting standards and due to the deterioration in trading we were required to reassess the carrying value of certain of our businesses at the year end. This has resulted in a non-cash goodwill impairment charge of GBP923.3 million of which GBP330.7 million relates to the Performance Analysis division and GBP530.4 million is in respect of the Service Assurance division.



Reported loss before taxation was GBP1,053.1 million (2001 loss GBP730.7 million). Before charging goodwill amortisation of GBP56.1 million and exceptional items of GBP1,043.4 million, profit before taxation was GBP46.4 million for the year.



Headline earnings per share were 3.40 pence (2001 7.76 pence).



Operating cash generation for the year was GBP76.9 million compared with GBP141.2 million in 2001. Despite the lower levels of trading we were able to generate GBP36.4 million of free cash flow compared with GBP40.4 million in 2001. This was achieved after investing GBP77.7 million (2001 GBP95.9 million) in product development representing 14 per cent of turnover, up from 12 per cent in 2001. Free cash flow was down by only GBP4.0 million despite a fall of GBP64.3 million in cash flow from operating activities.


Net borrowings reduced to GBP161.8 million (2001 GBP179.1 million) at the year end. The net proceeds from the divestment of WAGO will reduce net borrowings in 2003.



Operating Summary



Communications



Spirent's Communications group achieved operational successes in a number of key strategic areas including wireless, metro and broadband access networks, Internet infrastructure testing together with geographic expansion during the year.



Our Performance Analysis division competes in the research and development segment of the test and measurement market and so was directly affected by the reduction in capital spending by its main chipset and network equipment manufacturer (NEM) customers. However due to our broad spread of technologies and the cost efficiencies our products deliver, the division was able to increase its share of customers' capital budgets.



We continue to focus our product development efforts in those areas where we believe there are near term opportunities as well as longer term potential. Our drive for innovation delivered several new product launches and 'industry firsts' during the year. The quality of our products continued to be recognised worldwide with the WebAvalanche(TM) 4.2 Internet testing solution winning 'Best of Show' awards at Networld(TM)+Interop(R) in Atlanta and Tokyo and our Abacus2 voice-over-IP (VoIP) product winning Internet Telephony(R) magazine's 2002 Product of the Year award. Spirent Communications was also proud to be named by industry analyst Frost & Sullivan as the 2002 Market Engineering Company of the Year in the category of communications test.



Spirent is a market leader in the US broadband service assurance market where our systems are deployed to assure some of the largest residential digital subscriber line (DSL) and high-capacity business leased line networks in the country. However customers of our Service Assurance division came under financial pressure during the year and as a result the roll-outs of monitoring systems for DSL and leased line services were slowed such that our order book dropped substantially over the year. Nevertheless progress was made by the division with initial deployment of its CenterOp(TM) platforms for fault and performance management and the introduction of new systems for the assurance of optical and packet networks.



A key strategy for our Communications group is to expand its geographic reach and we made progress in increasing our global presence during the year. Customers outside North America accounted for 25 per cent of Communications group sales in 2002 (2001 20 per cent).



Network Products



The results of our Network Products group for 2002 remained in line with 2001 despite a depressed result in South America due to the severe recession in the region. Overall performance from our activities in the US, Europe and Japan were broadly flat during the year.



Due to the fall-off in the telecoms market, total sales of our local area network (LAN) and broadband wide area network connectivity products declined in the year and now represent only 13 per cent of Network Products group turnover (2001 17 per cent). This decline was largely off-set by sales to the automotive sector where our products were accepted onto a number of new car and heavy vehicle platforms at manufacturers in the US and Europe. Sales of our automated cable bundling and tying, labelling and printing systems continued to be strong during the year.



Against a competitive background characterised by downward pricing pressure, our ability and commitment to working closely with customers to deliver products that meet their needs enabled us to penetrate new markets and increase market share during the year.



Systems



The ongoing businesses within our Systems group delivered growth in both turnover and operating profit due to improved performance in the aerospace business and continuing growth in the power controls business through increased penetration of the mobility and small industrial vehicle markets.



Dividend



An interim dividend of 1.35 pence per share was paid to shareholders in November 2002. A final dividend will not be paid in respect of the year to 31 December 2002 nor will a dividend be paid in respect of the year ending 31 December 2003. The Board intends to keep future dividend policy under review but any future dividend payments will be dependent on trading outlook and the availability of cash and distributable reserves.



Board and Senior Management



We were saddened to report the deaths of Dr George Sarney, Non-executive Chairman, and Mr Ray Parsons CBE, Life President, during the year. They each made significant contributions to the Group and will be missed.



We would like to thank Mr James Wyness, the Senior Non-executive Director, who took on the role of Acting Non-executive Chairman. On 31 October 2002 the Board announced the appointment of John Weston CBE as Non-executive Chairman. He brings substantial public company experience, strategic insight and a strong understanding of international business and technology to the Group.



Jim Schleckser, President, Service Assurance - Broadband, Spirent
Communications, has been appointed to the Operations Management Team with effect from 1 January 2003.



Our People



We appreciate that the uncertainties in the marketplace during the year have been unsettling for our employees. Our results for the full year are testament to their ability to respond positively to the demands made of them to ensure we continue to deliver the cutting-edge technological innovations and dedicated support and services that our customers have come to expect. We would like to take this opportunity to acknowledge the contributions made by our employees in this challenging year and thank them for their continued dedication and commitment.



Corporate Social Responsibility



We recognise our corporate social, environmental and ethical impact and responsibilities and are committed to advancing our policies and systems across the Group to ensure we address, control and monitor all aspects of corporate responsibility. We strive to maintain an open dialogue with our stakeholders and welcome contact from all our interested groups.



Outlook



We have planned our business assuming the challenging conditions in the telecoms market will continue throughout 2003 and trading so far this year has been in line with our expectations. As growth in data traffic creates opportunities for Spirent, we remain committed to investing in our leading-edge products, technologies and services to enhance our market positions and grow market share.





                                OPERATING REVIEW



Communications


GBP million                                                                2002         2001       Change %
                                                                        _______     ________      _________

Turnover:
Performance Analysis                                                      187.1        245.5           (24)
Service Assurance                                                         128.3        185.1           (31)
                                                                         ______       ______        _______
                                                                          315.4        430.6           (27)
Operating profit:
Performance Analysis                                                        9.4         38.7           (76)
Service Assurance                                                          21.4         44.7           (52)
                                                                         ______       ______
                                                                           30.8         83.4           (63)
Return on sales (per cent):
Performance Analysis                                                        5.0         15.8
Service Assurance                                                          16.7         24.1
Communications group                                                        9.8         19.4



Despite the decline in the global telecoms market in 2002 the Communications group remained focused on its strategy of enabling customers to move communications technologies out of the laboratory and into live networks more rapidly, cost-effectively and with less risk. By staying strategically well-aligned with the needs of our customers we were able to maintain our technological leadership, improve our market position and capture an increased proportion of our customers' reduced capital budgets.



Throughout 2002 our major customers, the NEMs and NSPs, continued to restructure their operations in response to the significantly reduced overall market. This coupled with certain regulatory issues for our customers in the US resulted in a reduction in spending on our products, particularly in the third quarter. However we were encouraged to see order intake recover somewhat in the fourth quarter in both the Performance Analysis and Service Assurance divisions. By taking immediate cost-saving actions in October we were also able to return to profitability in the fourth quarter after delivering a small operating loss in the third quarter. Overall the Communications group's turnover in 2002 was GBP315.4 million, down 27 per cent from 2001, with operating profit down 63 per cent at GBP30.8 million. Given the drop in performance and with the cost savings only partially realised by the year end, return on sales for 2002 was significantly below that for 2001 at 9.8 per cent (2001 19.4 per cent).



During the year we maintained investment in the development of our products to ensure we continued to meet our customers' needs to be both cost-efficient and cutting-edge. Product development of GBP66.2 million (2001 GBP73.0 million) represented 21 per cent of Communications group turnover and was invested in key areas such as gigabit and 10-gigabit Ethernet in the access and metro networks, VoIP, Internet Protocol version 6 (IPv6), Internet infrastructure and security testing, storage area networks and 3G wireless technologies. This investment resulted in numerous new products and enhancements to existing product lines being launched during the year including the first end-to-end





Notes

Operating profit (EBITA) and return on sales as referred to in the text are stated before goodwill amortisation and exceptional items.

Free cash flow as referred to in the text is cash flow before acquisitions and disposals, equity dividends and financing.

performance analysis and radio frequency emulation system for the wireless LAN market, a fully automated system for testing W-CDMA mobile handsets, a system for the analysis of Internet infrastructures simultaneously from the physical layer to the application layer, and a test system for storage area networks. Spirent is especially active in the 10-gigabit Ethernet and IPv6 segments which respectively aim to ease bottlenecks in broadband metro and access networks and provide higher levels of security and broader address space for the next phase of the Internet. New Service Assurance products included a series of interfaces for optical and packet services devices and systems for the performance management of gigabit Ethernet and high speed optical networks.



The Communications group took a number of significant steps in 2002 to strengthen Spirent's brand recognition within the communications industry and improve integration among the group's business units and product lines. An extensive branding effort in the first half of the year has resulted in improved name recognition. All of the businesses in the Communications group now operate under the Spirent name and realignment of the business units within the Performance Analysis division has clarified product lines and responsibilities. Spearheaded by our 'Advanced Test Programs' team, Spirent participated in over one hundred high profile public tests of leading-edge networking equipment and services, helping make 'Tested with Spirent' one of the industry's best known programmes in testing.



Performance Analysis



Spirent's Performance Analysis solutions play a critical role in helping leading-edge equipment manufacturers, service providers and enterprises emulate communications traffic and simulate real-world conditions for conformance, functional and performance testing of their equipment and networks. Our products cover a broad range of communications technologies including Ethernet, wireless, Internet infrastructure, storage area networks, position location and VoIP providing customers with a 'one-stop shop' for their test and measurement needs.



Turnover from this division fell in 2002 due to decreased spending by our major customers in the US and Europe. Return on sales declined to 5.0 per cent from
15.8 per cent in 2001 due to a combination of the drop in trading levels and the timing of the associated cost reductions in this business. Despite the overall reduction in sales there were areas of growth, in particular our wireless test products which increased strongly with turnover up 57 per cent over 2001 and our position location test products which also had a good year, largely driven by sales of our industry leading position location test system launched in 2001.



During the year we strengthened our position as a leader in wireless testing particularly for next-generation wireless technologies including CDMA-2000, the 3G wireless technology being adopted by the US, and W-CDMA, being adopted by GSM-centric countries such as those in Europe and Asia. We successfully introduced new systems that provide automated conformance, network emulation and position location testing for CDMA-2000 mobile handsets. Spirent's automated test systems now play an important role in the conformance and acceptance test laboratories of major CDMA-2000 service providers including Verizon Wireless, Sprint PCS Group and SK Telecom in Korea. Spirent's automated systems are also in wide use in the laboratories of major wireless mobile handset and component providers including QUALCOMM Incorporated, Motorola, Inc. and Nokia Corporation. We expanded our 3G wireless portfolio through the acquisition of a W-CDMA base station emulator product line during the year which has brought us important capabilities in W-CDMA technology.



We further addressed the testing and performance analysis needs of users and providers of Internet and security applications in 2002. Since the integration of Caw into the Performance Analysis division during the year progress has been made on the development of its Avalanche and Reflector(TM) products. With these systems customers are able to generate large amounts of Internet traffic in the laboratory to stress network equipment and actual website or security applications to ensure their robustness. Customers using these systems include the NEMs, NSPs, high volume website customers, enterprises and government departments.



An important part of our strategy is to increase our international presence and during the year we opened sales and support services offices in Beijing, Shanghai and Guangzhou to better serve customers in the important Asian region.



Service Assurance



Our Service Assurance division provides network monitoring, operations support systems (OSS), remote test probes, consulting and technical services for some of the world's largest providers of communications services including leased line, DSL, wireless, optical and managed IP services. Our systems assist service providers in cutting their operational costs by automating their network management monitoring and service assurance processes and are therefore important to our customers in the current difficult market conditions.



Turnover in the Service Assurance division fell in the third quarter as our major customers, the incumbent local exchange carriers (ILECs) in the US, reduced investment in their networks in response to financial constraints and regulatory pressures. As a result of lower volume, return on sales was affected falling to 16.7 per cent from 24.1 per cent in 2001. Return on sales was also affected by the product mix which included a higher hardware content in the second half of the year as compared with the first half which had a higher software element. Additionally, sales of monitoring systems for leased line broadband services represented a higher proportion of turnover in 2002 compared with 2001 which had a predominance of DSL business.



During the year we maintained our position as a leading provider of service monitoring systems to the US ILECs with participation in their continuing business and residential broadband service roll-out programmes. The year also saw the initial large-scale deployment of the CenterOp platforms, Sentry and Perform, for fault and performance management. In the wireless space our service assurance systems provide centralised remote test and performance monitoring for the core, or land side, of mobile networks and with the addition of Verizon Wireless and Nextel Communications, Inc. as customers during the year Spirent systems are now used by seven of the top ten mobile service providers in the US. The purchase of a remote special services test product line during the year brought us a large installed base and ongoing business at BellSouth Corporation and Korea Telecom. The integration of this operation into the Service Assurance division is largely completed and while revenues were affected by the market downturn the business has performed in line with our expectations. An important driver for the acceptance of our systems is their ability to measure the performance of, or interoperate with, a wide range of network devices and elements and other OSSs. In 2002 we advanced our certification programme and now have full interoperability with network elements and OSSs from a broad range of leading suppliers worldwide.



An important opportunity for growth in the Service Assurance division is the expansion of the customer base internationally. Although the sales cycle for our Service Assurance division's large ticket systems is long, we are encouraged by the progress we have made in pursuing opportunities outside the US. We have begun formatting our products to enable local language support and were pleased to secure our first order in Japan. Our efforts in Asia were reinforced by the opening in Beijing in early 2003 of a sales and support services office for the Asian region and the formation of Spirent DM, a partnership with two local companies, to facilitate the development of service assurance products for the Chinese market.



Network Products


GBP million                                                                    2002         2001     Change %
______________________________________________                               ______       ______      _______
Turnover                                                                      164.7        170.4          (3)
Operating profit                                                               15.0         15.3          (2)
Return on sales (per cent)                                                      9.1          9.0



Turnover in our Network Products group was down marginally by 3 per cent. In the US, improved sales to the heavy vehicles market and growth of our recently introduced LAN 'Network Sciences' product line were off-set by reduced sales to telecoms service providers. Our European sales showed a small increase overall and in Japan sales were broadly flat. In South America the recession led by the severe economic collapse in Argentina affected the group. The restructuring actions taken in 2001 to consolidate and extend customer-facing activities and reduce administrative and back office activities became fully effective in the first half of 2002 and margins for the year improved to 9.1 per cent compared with 7.3 per cent in the second half of 2001.



Sales to the automotive sector contributed 30 per cent to turnover in 2002 compared with 27 per cent in 2001. While global vehicle production was broadly flat the trend towards increasing electronic/electrical systems content and lighter vehicles requiring increased use of plastics has provided underlying market growth. As a result we have been able to increase our penetration with vehicle manufacturers, their first tier suppliers and major vehicle cable harness manufacturers worldwide. Our sales in the US heavy vehicles market recovered showing 23 per cent growth after the significant market downturn in 2001. Due to our product quality and innovation we have 'preferred supplier' status with important automotive manufacturers and tier one suppliers worldwide.



The market for our broadband products (used in wide area networks to route and organise fibre optic cables in large telephone exchanges and outside plant) and structured cabling products (used in local area networks to provide network connectivity) remained very weak in the US and UK throughout the year due to the depressed conditions in the telecoms market and reductions in enterprise IT spending. We have developed and extended our LAN products for the European market which we expect will benefit sales in 2003.



Despite a generally weak global economy we increased our penetration with distributors, wholesalers and catalogue houses that sell a broad range of our products worldwide. The major contract we signed with the Royal Mail during the year to provide ties for mail sacks has commenced well with 60 per cent of all orders now being placed via the XML e-procurement system.



Our range of electrically operated automatic application systems was expanded in the year with the introduction of two major new models: the AT2060 for fixings and the ALA for identification. We now have a large installed base of Autotool and printing systems at customer sites worldwide and our contracts to supply the associated cable ties and identification labels and markers represent a valuable source of continuing business for the group.



We successfully completed the move into our new production and distribution facility in Jundai, Brazil without any interruption to customer service and expect to benefit from cost and operational efficiencies. We also increased the range of products being manufactured at the Wuxi, China facility after increasing the production space last year.



Systems


GBP million                                                                    2002         2001     Growth %
________________________________________________________                   ________     ________     ________
Turnover                                                                       53.8         48.6           11
Operating profit                                                                3.4          0.5         >100
Return on sales (per cent)                                                      6.3          1.0



Figures in the above table relate to ongoing businesses only



On an ongoing business basis the Systems group saw an increase in revenues and operating profit due to increased customer penetration, product launches (including the new airborne file server) and the successful entrance into new markets. The impact of cost reductions taken in the first half of the year in the aerospace business coupled with increased sales resulted in improved trading in the Systems group for the second half of 2002.



Within the aerospace business sales of our maintenance, repair and overhaul software systems, AuRA(TM) and GOLD(TM), increased as we continued to win new business from both the civil and military sectors. Our Aviation Information Solutions (AIS) business received US Federal Aviation Administration certification for its airborne file server product which commenced shipping at the end of the year. AIS's reputation as a leading supplier of integrated hardware and software solutions to the aerospace industry enabled it to secure new contracts during the year for its AvVantage(TM) electronic flight bag and Vision and ReVision pilot training software systems.



The power controls business saw growth in turnover over 2001 mainly due to increased penetration of the mobility vehicles market. Sales to the industrial market, a new market for the business, also contributed to the improvement.



The market for power controls for wheelchairs and mobility scooters remains competitive and is experiencing pricing pressures. We responded to this during the year through a number of initiatives including the introduction of the VSI power control system for wheelchairs, which is a lower cost, higher specification replacement for its predecessor product, the Pilot, and the launch of a competitively priced mobility scooter controller, the S-Drive. Our ability to respond quickly and work closely with customers to meet their demands for increasing functionality at lower prices enables us to maintain our leading position in this sector.



While the US remains the largest end-user market for powered wheelchairs and mobility scooters, many of our customers have manufacturing facilities worldwide and we are shipping an increasing number of units to Asia.



We have made good progress in our efforts to penetrate the small industrial vehicle market during 2002. We have had particular success with our multi-functional TRIO(TM) controllers for floor cleaning vehicles, while our access platform system has been deployed by one of the world's largest manufacturers of such vehicles. We continue to invest in this market and its associated technologies to enhance our future opportunities.



Interconnection Joint Venture



In 2002 our share of turnover from the WAGO joint venture decreased by 3 per cent to GBP75.6 million (2001 GBP78.3 million) and our share of the operating profit decreased by 23 per cent to GBP7.4 million (2001 GBP9.6 million). The decline was due to the continuing depressed conditions WAGO experienced in most of its geographic markets during the year. Our share of interest payable and of taxation from WAGO were GBP0.7 million and GBP2.7 million, respectively, giving a profit after taxation of GBP4.0 million.



We announced today the divestment of our interests in WAGO to our joint venture partners. This transaction is subject to shareholder approval which will be sought at an Extraordinary General Meeting to be convened on 31 March 2003.





                                FINANCIAL REVIEW



Results


GBP million                      Six months to       Six months to               Year to             Year to
                                30 June 2002    31 December 2002      31 December 2002    31 December 2001
                                   _________        ____________         _____________        ____________
Turnover:
Ongoing businesses                     290.1               243.8                 533.9               649.6
Divestments and
discontinued
operations                              20.9                 4.1                  25.0               152.2
                                   _________        ____________         _____________        ____________
Group                                  311.0               247.9                 558.9               801.8
                                    ========         ===========          ============         ===========

Operating profit:
Ongoing businesses                      34.5                14.7                  49.2                99.2
Divestments and
discontinued
operations                               0.7                 0.6                   1.3                13.7
                                   _________        ____________         _____________        ____________
Group                                   35.2                15.3                  50.5               112.9
                                   _________        ____________         _____________        ____________

Return on sales (per
cent):
Group                                   11.3                 6.2                   9.0                14.1
                                    ========         ===========          ============         ===========




Turnover for 2002 of GBP558.9 million was 30 per cent lower than 2001 with the second half of 2002 being 20 per cent below the first half. Organically, excluding the effects of currency exchange and disposals, turnover was 16 per cent down from 2001 with the impact of currency translation, primarily due to the weakening of the US dollar, reducing reported turnover for 2002 by some GBP18.4 million. Divested companies contributed GBP25.0 million to turnover in 2002 (2001 GBP152.2 million).



Levels of activity in the Communications group in the first half of 2002 were in line with those seen in the second half of 2001. During the third quarter of 2002, however, we saw a marked reduction in activity, particularly in the Service Assurance division, following announcements by many of our major customers that they were further cutting their capital expenditure budgets.



In 2002 North America accounted for 66 per cent of turnover by source from ongoing businesses (2001 73 per cent) at GBP350.2 million compared with GBP472.0 million in 2001. Europe accounted for 28 per cent of turnover by source from ongoing businesses (2001 23 per cent) and in absolute terms was little changed on the prior year at GBP151.4 million.







Notes

Operating profit (EBITA) and return on sales as referred to in the text are stated before goodwill amortisation and exceptional items.

Free cash flow as referred to in the text is cash flow before acquisitions and disposals, equity dividends and financing.



By market, turnover was reduced in absolute terms in Europe and North America but there was marginal growth in Asia where turnover increased from 13 per cent to 16 per cent of the total.



Operating profit before goodwill amortisation and exceptional items of GBP50.5 million was 55 per cent below the previous year, with the second half of 2002 56 per cent below the first half. Organically, operating profit was 50 per cent below 2001 with the effects of exchange further reducing profits by GBP1.6 million.



Return on sales was consequently much reduced at 9.0 per cent, 5.1 percentage points below 2001 due to depressed returns in our Communications group. However Network Products maintained a return of 9.1 per cent and returns in the Systems group improved over 2001 benefiting from the restructuring in the aerospace business and growth in power controls.



Earnings before interest, taxation, depreciation, amortisation and exceptional items (EBITDA before exceptional items) was GBP84.1 million (2001 GBP150.1 million).


Net interest payable reduced from GBP22.8 million in 2001 to GBP12.3 million due to the reduction in net debt and lower interest rates in the US and UK. An interest rate swap was entered into in November 2002 replacing a previous swap arrangement. This swap has the effect of moving the interest on $163.4 million of the loan notes from a fixed to floating rate, currently saving 3 percentage points.



The Group's effective tax rate for 2002 was 18.1 per cent. This rate is lower than the expected rate of 29 per cent due to a credit relating to prior years of GBP6.2 million. At current levels of profitability it is expected that the effective tax rate will revert to a level of 31 per cent going forward. An exceptional tax charge of GBP18.5 million arises principally through the re-evaluation of the recovery of deferred tax assets under Financial Reporting Standard (FRS) 19.



Headline earnings per share were 3.40 pence compared with 7.76 pence in 2001.



Reported loss before taxation was GBP1,053.1 million after charging exceptional items of GBP1,043.4 million compared with a loss of GBP730.7 million in 2001 after charging exceptional items of GBP745.0 million, giving a reported loss per share of 117.12 pence (2001 loss 83.43 pence).



At 31 December 2002 Spirent was in compliance with its existing borrowing covenants. Net interest cover was 4.4 times (2001 5.1 times) and net debt to EBITDA was 1.9 times (2001 1.2 times).



Today, Spirent announced the divestment of its 51 per cent interests in WAGO, its interconnection joint venture, for net proceeds of approximately GBP58.2 million. WAGO is not considered to be a core business of the Group. The only contribution to Group cash flow from the WAGO companies for the year to 31
December 2002 was a dividend of GBP0.2 million (2001 GBP1.6 million). Accordingly, apart from the net proceeds, the divestment will not have a material effect on the Group's cash flow on an ongoing basis. The divestment is subject to shareholder approval and requires the consent of our noteholders and parties to the syndicated bank facility.



New Borrowing Terms



To provide the Group with an increase in the level of headroom available in relation to certain of the financial covenants, amendments to the terms of the loan notes and syndicated bank facility have been agreed. These amendments are conditional on the completion of the divestment of WAGO and the use of the net proceeds to pre-pay approximately GBP45.8 million of the loan notes and pay an associated contractual make-whole amount of approximately GBP12.4 million. This amount and any professional fees in relation to the renegotiation of the borrowing terms will be charged as exceptional costs in 2003.



Under the revised terms relating to the syndicated bank facility Spirent will have a committed line of GBP75 million available, which will reduce to GBP60 million by 31 December 2003. The bank facility remains repayable in July 2004. The interest rate will be increased to an initial margin over LIBOR of 1.75 per cent, which may decrease in certain circumstances.



Following the application of the net proceeds from the divestment of WAGO it is expected that $144.5 million of loan notes will remain outstanding with unchanged maturities principally in 2009. The applicable interest rate will be increased to a weighted average of 9.45 per cent which will decrease if certain financial requirements are satisfied.



Certain of the financial covenants attaching to both the syndicated bank facility and the loan notes, which will be tested on a quarterly basis, have been amended as set out below:



                                        Existing                                New
                                       _________        ____________           ___________     ___________
                                                            30 June       30 September        31 December
                                                               2003               2003               2003

EBITA: net interest  > or =                3.00x              2.00x              2.25x              2.50x
Net debt: EBITDA     < or =                3.00x              2.75x              2.50x              2.25x





The new borrowing terms also contain a covenant that consolidated net worth must not be less than GBP100 million at any time.



Other significant terms include restrictions on dividend payments and restrictions on acquisitions and disposals. Some of these restrictions fall away on certain financial requirements being satisfied, which in any event cannot occur before 30 June 2004. The financial requirements to be satisfied are:




1) that at the end of three consecutive quarters EBITA to net interest must equal or exceed 4.5 times and net debt to EBITDA must be equal to or less than 1.5 times for the rolling 12 month period ending on the quarter end date; and

2)     that the Group has in place a bank facility of GBP50 million.





On satisfaction of these financial requirements, the quarterly covenant tests will be replaced by semi-annual covenant tests with covenants of EBITA to net interest of 3.0 times and net debt to EBITDA of 3.0 times.



If completion of the divestment of WAGO does not occur, the existing borrowing terms will continue to apply. In such circumstances and if current levels of trading are not maintained, the directors would need to consider taking appropriate actions with a view to maintaining compliance with the existing terms.



Goodwill Impairment



Following the deterioration in trading, goodwill impairment has been charged at the year end as required by accounting standards. Goodwill impairment is a non-cash charge that has no impact on our business going forward.



The total charge reported is GBP923.3 million and is principally in relation to the Communications group. In line with best practice this charge includes GBP87.0 million in respect of goodwill previously charged to reserves.



The remaining goodwill carrying value is GBP113.6 million and it is expected that the goodwill amortisation charge will be approximately GBP10.0 million in 2003. The impairment has resulted in a GBP575.9 million deficit in the distributable reserves of the Company. At the appropriate time and with court approval it may be possible to utilise the share premium account, which at 31 December 2002 stood at GBP696.1 million, in order to off-set the deficit on reserves.



Exceptional Items



Exceptional items (excluding taxation) of GBP1,043.4 million have been charged in the period and include the goodwill impairment charge of GBP923.3 million discussed above.



Other Operating Exceptional Items


GBP million                                                                                                     Year to
                                                                                                     31 December 2002
______________________________________________________________________________________________   ____________________
Restructuring costs                                                                                               8.6
Tangible fixed asset write-downs                                                                                  3.6
Lease provisions                                                                                                 20.2
Stock provisions                                                                                                  4.4
Acquisition retention bonuses                                                                                     4.8
                                                                                                       ______________
                                                                                                                 41.6
                                                                                                        =============



Restructuring costs of GBP8.6 million have been charged in respect of redundancy payments and other costs incurred in the restructuring of the business.



After the reduction in workforce in the fourth quarter we relocated certain employees to make more efficient use of our facilities and this has resulted in certain leased properties being vacated. Provisions of GBP20.2 million have been recognised in the period in relation to our continuing obligations under these leases.



The deterioration in the technology industry has led us to make provisions amounting to GBP4.4 million (2001 GBP14.2 million) for stocks in excess of 12 months' usage and to write down the value of certain tangible fixed assets by GBP3.6 million.



Acquisition retention bonuses arising from acquisitions made in 2000 of GBP4.8 million have been charged in the year.



The cash cost of operating exceptional items was GBP7.7 million in 2002 (2001 GBP11.9 million).



Non-operating Exceptional Items



A net loss of GBP48.4 million is reported on divestments from within the Systems group. The net loss on divestments is after charging GBP70.8 million of goodwill previously written off to reserves and now reinstated in accordance with FRS10.



The investment in own shares held in the Employee Share Ownership Trust has been written down to market value at 31 December 2002 resulting in a charge of GBP30.1 million given the marked reduction in the share price. These shares had been purchased in previous years to hedge obligations under various option schemes and the long term share purchase plan which are now out of the money.



Taxation



The reduction in activity levels has necessitated a reassessment of GBP19.0 million of deferred tax assets. These assets had previously been recognised on the acquisition of businesses, on prior years' exceptional items, and on timing differences. Although we expect the assets to be recovered in full over time there is currently insufficient evidence to support the continued recognition of the deferred tax assets under FRS19. The tax effect of the exceptional items in 2002 gives rise to a tax credit of GBP0.5 million, resulting in an exceptional tax charge of GBP18.5 million.



Cash Flow



Spirent continued to generate cash in all its operating groups despite the depressed trading conditions. Operating cash flow of GBP76.9 million was 46 per cent down on the previous year of GBP141.2 million. Cash flow before acquisitions and disposals, equity dividends and financing, or free cash flow, was GBP36.4 million compared with GBP40.4 million for 2001.



Net interest payments were lower by GBP13.1 million compared with the previous year. This is due to lower levels of debt and a fall in interest rates. Interest is primarily dollar denominated and provides a natural hedge against profit translation.



Tax payments have fallen to GBP4.2 million from GBP21.0 million in 2001 due to reduced trading levels, refunds of over paid tax and the recognition for tax purposes of items previously charged to profit.



Net capital expenditure at GBP25.8 million was substantially lower than in the previous year (2001 GBP57.7 million) and was below the 2002 depreciation charge of GBP33.6 million. It is anticipated that capital expenditure for 2003 will remain at around the same level as 2002.



Proceeds from disposals net of the cost of acquisitions contributed GBP6.4 million during 2002.



Payments in respect of the 2001 final dividend and the 2002 interim dividend amounted to GBP40.2 million (2001 GBP39.8 million).



Net borrowings closed at GBP161.8 million compared with GBP179.1 million for the previous year with exchange benefiting the position by GBP12.7 million.



Acquisitions and Disposals



We made three acquisitions during the year for a total cash cost of GBP49.2 million.



We invested GBP16.4 million in the acquisition of certain assets of the remote special services test product line of Anritsu Company US in July 2002. In August 2002 the remaining 85 per cent of Caw not already owned by the Group was acquired for an initial consideration including expenses of GBP26.7 million in cash. Deferred consideration (expected to be satisfied by way of shares) is payable dependent on certain performance criteria being achieved by Caw for the year ending 31 December 2003. In September 2002 we acquired a product line and certain intellectual property rights from UbiNetics for a cash consideration of GBP6.1 million including expenses.



We continued to divest our non-core businesses and realised GBP37.6 million in net proceeds from the sale of our aerospace component businesses in April 2002. Other divestments also within our Systems group realised a further GBP18.0 million.



Pension Fund



The Group applies the principles of Statement of Standard Accounting Practice
(SSAP) 24 for determining pension charges. Spirent operates one major defined benefit pension plan, which is in the UK, and was last subject to a full actuarial valuation in April 2000 at which time a surplus was identified. A valuation is required every three years and consequently is due to commence on 1 April 2003. Given the decline in equity markets and reducing interest rates, which have both adversely affected the funding levels, it is highly likely that a deficit will arise at the next valuation. Until the valuation has been performed it is not possible to indicate what the deficit will be. All other Group pension arrangements are on a defined contribution basis.



Based on FRS17 the funding position at 31 December 2002 was a deficit of GBP41.9 million before taxation, representing a funding deficit of 32 per cent. This valuation represents a snap shot in time of the plan and is not a valuation of the plan on an ongoing basis. We consider that such a deficit, should it arise, would be a manageable position which could be made good over the remaining service lives of the employees.



Summary



2002 has been a demanding year both in terms of trading and the challenges we have faced adjusting our cost base and financial structure to meet the downturn in the Communications group. Our aim is to focus on the organic growth of the business and cash generation in order to retain cash to further reduce net borrowings.



Consolidated Profit and Loss Account


GBP million                                                      Year to 31 December
                                                 ______________________________________________
                                                        2002            2002        2002        2001
                                                      Before     Exceptional       Total       Total
                                                 exceptional           items
                                                       items
Turnover: Group and share of joint venture             634.5               -       634.5       880.1
Less: share of joint venture's turnover               (75.6)               -      (75.6)      (78.3)
                                                   =========       =========     =======     =======
Turnover                                               558.9               -       558.9       801.8

                                                   =========       =========     =======     =======
Operating loss                                         (5.6)         (964.9)     (970.5)     (733.2)

____________________________________              __________     ___________    ________    ________

Operating exceptional items
Goodwill impairment                                        -           923.3       923.3       724.6
Other                                                      -            41.6        41.6        34.9
Goodwill amortisation                                   56.1               -        56.1        86.6
Operating profit before goodwill
amortisation
and exceptional items                                   50.5               -        50.5       112.9
____________________________________              __________     ___________    ________    ________

Income from interests in:
Joint venture                                            7.4               -         7.4         9.6
Associates less goodwill amortisation                    0.8               -         0.8         1.2
                                                  __________     ___________    ________    ________

Operating loss of the Group, joint venture
and associates                                           2.6         (964.9)     (962.3)     (722.4)


Non-operating exceptional items
(Loss)/profit on disposal and closure of
operations                                                 -          (48.4)      (48.4)        14.5
Provision against investment in own shares                 -          (30.1)      (30.1)           -
                                                 ___________     ___________    ________    ________

Loss before interest                                     2.6       (1,043.4)   (1,040.8)     (707.9)
Net interest payable                                  (12.3)               -      (12.3)      (22.8)
                                                 ___________     ___________    ________    ________

Loss before taxation                                   (9.7)       (1,043.4)   (1,053.1)     (730.7)
Taxation                                                 8.4            18.5        26.9        32.6
                                                 ___________     ___________    ________    ________

Loss after taxation                                   (18.1)       (1,061.9)   (1,080.0)     (763.3)
Minority shareholders' interest                                                      0.4         0.2
                                                                                ________     _______
Loss attributable to shareholders                                              (1,080.4)     (763.5)
Dividends                                                                           12.5        40.0
                                                                                ________     _______
Loss for the year                                                              (1,092.9)     (803.5)
                                                                                ________    ________

Basic and diluted loss per share                                               (117.12)p    (83.43)p
Headline earnings per share                                                        3.40p       7.76p
Net dividend per share
Interim                                                                            1.35p       1.35p
Final                                                                                  -       3.00p
                                                                                 _______     _______
Total dividend                                                                     1.35p       4.35p
                                                                                 =======      ======





Consolidated Statement of Total Recognised Gains and Losses


GBP million                                                                           Year to 31 December
                                                                                 _______________________
                                                                                          2002        2001

Loss attributable to shareholders                                                    (1,080.4)     (763.5)
Gain on lapsed options                                                                     5.2         3.3
Exchange adjustment on subsidiaries, joint venture and associates                       (23.0)       (0.2)
UK current taxation on exchange adjustment                                                 0.1       (2.6)
                                                                                      ________    ________

Total recognised gains and losses                                                    (1,098.1)     (763.0)
                                                                                      ========     =======




Consolidated Balance Sheet


GBP million                                                             At 31 December
                                                    ___________   __________    ___________    ___________
                                                                        2002                          2001

Fixed assets

Intangible assets                                                      113.6                         987.7
Tangible assets                                                        110.0                         137.6
Investments
Investment in joint venture
Share of gross assets                                      72.9                        69.0
Share of gross liabilities                               (22.8)                      (24.7)
                                                        _______                     _______
                                                           50.1                        44.3
Investment in associates                                   13.3                        18.3
Other investments                                           2.1                        34.1
                                                        _______                     _______
                                                                        65.5                          96.7
                                                                     _______                       _______
Total fixed assets                                                     289.1                       1,222.0


Current assets

Stocks                                                     61.5                        93.1
Debtors                                                    97.3                       143.4
Investments                                                 0.1                         0.3
Cash at bank and in hand                                   83.5                        27.6
                                                        _______                     _______
                                                          242.4                       264.4
                                                        _______                     _______
Current liabilities

Creditors due within one year                             107.5                       166.8
Loans and overdrafts                                        1.8                        11.2
                                                        _______                     _______
                                                          109.3                       178.0
                                                        _______                     _______
Net current assets                                                     133.1                          86.4
                                                                     _______                       _______
Assets less current liabilities                                        422.2                       1,308.4


Long term liabilities
Creditors due after more than one year                               (252.6)                       (210.1)
Provision for liabilities and charges                                 (28.4)                         (1.5)
                                                                     _______                     _________
Assets less liabilities                                                141.2                       1,096.8

                                                                      ======                       =======


Shareholders' funds - equity                                           139.1                       1,094.4


Minority shareholders' interest - equity                                 2.1                           2.4
                                                                    ________                       _______
Total equity                                                           141.2                       1,096.8
                                                                     =======                        ======





Consolidated Cash Flow Statement


GBP million                                                                         Year to 31 December
                                                                                 _______________________
                                                                                       2002         2001

Net cash inflow from operating activities                                              76.9        141.2


Dividends received from joint venture                                                   0.2          1.6
Dividends received from associates                                                      0.1          0.2

Returns on investments and servicing of finance                                      (10.8)       (23.9)

Taxation                                                                              (4.2)       (21.0)

Capital expenditure and financial investment                                         (25.8)       (57.7)
                                                                                   ________     ________
Cash inflow before acquisitions and disposals, equity dividends
and financing                                                                          36.4         40.4

Acquisitions and disposals                                                              6.4        149.6

Equity dividends paid                                                                (40.2)       (39.8)

Management of liquid resources                                                          0.2          3.6

Financing                                                                              53.8      (152.8)
                                                                                    _______      _______
Net cash inflow                                                                        56.6          1.0
                                                                                     ======       ======






Reconciliation of Net Cash Flow to Movement in Net Borrowings


GBP million                                                                               Year to 31 December
                                                                                   ________________________
                                                                                           2002        2001

Net cash inflow                                                                            56.6         1.0

Cash (inflow)/outflow arising from the change in debt and lease financing                (51.4)       157.7

Cash inflow arising from the change in liquid resources                                   (0.2)       (3.6)
                                                                                       ________      ______

Movement arising from cash flows                                                            5.0       155.1

Loans and finance leases acquired with subsidiaries                                       (0.2)           -

New finance leases                                                                        (0.2)       (0.8)

Exchange adjustment                                                                        12.7       (7.0)
                                                                                         ______      ______
Movement in net borrowings                                                                 17.3       147.3
=
Net borrowings at 1 January                                                             (179.1)     (326.4)
                                                                                        _______      ______

Net borrowings at 31 December                                                           (161.8)     (179.1)
                                                                                         ======      ======





Segmental Analysis


GBP million                                                              Year to 31 December
                                                            __________  ________   ___________  ________
                                                                  2002         %          2001         %

Turnover

Continuing operations:
Performance Analysis                                             187.1        35         245.5        38
Service Assurance                                                128.3        24         185.1        28
                                                               _______    ______       _______    ______

Communications                                                   315.4        59         430.6        66
Network Products                                                 164.7        31         170.4        26
Systems                                                           53.8        10          48.6         8
                                                               _______    ______       _______    ______
                                                                 533.9       100         649.6       100
                                                                           =====                   =====
Divested operations:
Systems                                                           25.0                    75.4

Discontinued operations:
Sensing Solutions                                                    -                    76.8
                                                               _______                 _______
                                                                 558.9                   801.8
                                                                ======                  ======
Operating loss
Operating profit before goodwill amortisation
and exceptional items

Continuing operations:
Performance Analysis                                               9.4        19          38.7        39
Service Assurance                                                 21.4        44          44.7        45
                                                               _______    ______       _______    ______
Communications                                                    30.8        63          83.4        84
Network Products                                                  15.0        30          15.3        15
Systems                                                            3.4         7           0.5         1
                                                               _______    ______       _______    ______
                                                                  49.2       100          99.2       100
                                                                           =====                  ======
Divested operations:
Systems                                                            1.3                     5.6

Discontinued operations:
Sensing Solutions                                                    -                     8.1
                                                               _______                 _______
                                                                  50.5                   112.9
                                                               _______                 _______
Goodwill amortisation

Continuing operations:
Performance Analysis                                            (20.8)                  (24.6)
Service Assurance                                               (33.5)                  (58.7)
                                                               _______                 _______

Communications                                                  (54.3)                  (83.3)
Network Products                                                 (1.5)                   (1.5)
Systems                                                          (0.2)                   (0.2)
                                                               _______                 _______
                                                                (56.0)                  (85.0)
Divested operations:
Systems                                                          (0.1)                   (0.4)

Discontinued operations:
Sensing Solutions                                                    -                   (1.2)
                                                               _______                 _______
                                                                (56.1)                  (86.6)
                                                               _______                 _______






Segmental Analysis (continued)


GBP million                                                               Year to 31 December
                                                           ___________    ______    __________    ________
                                                                  2002                    2001

Operating exceptional items: goodwill
impairment

Continuing operations:
Performance Analysis                                           (330.7)                 (192.2)
Service Assurance                                              (530.4)                 (532.4)
                                                              ________                ________
Communications                                                 (861.1)                 (724.6)
Network Products                                                (21.7)                       -
Systems                                                         (40.5)                       -
                                                               _______                 _______
                                                               (923.3)                 (724.6)
                                                               _______                 _______
Operating exceptional items: other

Continuing operations:
Performance Analysis                                            (28.3)                  (26.8)
Service Assurance                                                (8.6)                   (4.6)
                                                               _______                 _______
Communications                                                  (36.9)                  (31.4)
Network Products                                                 (3.3)                   (2.9)
Systems                                                          (1.4)                   (0.6)
                                                               _______                 _______
                                                                (41.6)                  (34.9)
                                                              ________                 _______
Operating loss                                                 (970.5)                 (733.2)
                                                               =======                  ======





Geographical Analysis


GBP million                                                              Year to 31 December
                                                           __________   _______    __________    _________
                                                                 2002         %          2001            %

Turnover by market

Continuing operations:
Europe                                                          144.6        27         153.8           24
North America                                                   302.9        57         410.5           63
Asia Pacific, Rest of Americas, Africa                           86.4        16          85.3           13
                                                              _______     _____       _______        _____
                                                                533.9       100         649.6          100
                                                              _______      ====       _______        =====
Divested operations:
Europe                                                            4.8                    24.9
North America                                                    19.5                    46.0
Asia Pacific, Rest of Americas, Africa                            0.7                     4.5
                                                              _______                 _______
                                                                 25.0                    75.4
                                                              _______                 _______
Discontinued operations:
Europe                                                              -                    20.7
North America                                                       -                    45.7
Asia Pacific, Rest of Americas, Africa                              -                    10.4
                                                              _______                 _______
                                                                    -                    76.8
                                                              _______                 _______
                                                                558.9                   801.8
                                                               ======                  ======
Turnover by source

Continuing operations:
Europe                                                          151.4        28         150.9           23
North America                                                   350.2        66         472.0           73
Asia Pacific, Rest of Americas, Africa                           32.3         6          26.7            4
                                                              _______     _____       _______        _____
                                                                533.9       100         649.6          100
                                                              _______     =====       _______        =====
Divested operations:
Europe                                                            6.3                    32.8
North America                                                    18.7                    42.6
                                                              _______                 _______
                                                                 25.0                    75.4
                                                              _______                 _______
Discontinued operations:
Europe                                                              -                    20.6
North America                                                       -                    48.3
Asia Pacific, Rest of Americas, Africa                              -                     7.9
                                                              _______                 _______
                                                                    -                    76.8
                                                              _______                 _______
                                                                558.9                   801.8
                                                               ======                  ======





Geographical Analysis (continued)


GBP million                                                               Year to 31 December
                                                      ___________  ________ ___________  ________
                                                             2002         %        2001         %

Operating loss by source
Operating profit before goodwill amortisation and exceptional items

Continuing operations:
Europe                                                       18.8        38        17.9        18
North America                                                29.5        60        79.7        80
Asia Pacific, Rest of Americas, Africa                        0.9         2         1.6         2
                                                         ________    ______    ________    ______
                                                             49.2       100        99.2       100
                                                         ________     =====    ________     =====
Divested operations:
Europe                                                        0.6                   3.7
North America                                                 0.7                   1.9
                                                         ________              ________
                                                              1.3                   5.6
                                                         ________              ________
Discontinued operations:
Europe                                                          -                   2.3
North America                                                   -                   6.3
Asia Pacific, Rest of Americas, Africa                          -                 (0.5)
                                                         ________              ________
                                                                -                   8.1
                                                         ________              ________
                                                             50.5                 112.9
                                                         ________              ________
Goodwill amortisation

Continuing operations:
Europe                                                      (1.6)                 (1.4)
North America                                              (54.3)                (83.5)
Asia Pacific, Rest of Americas, Africa                      (0.1)                 (0.1)
                                                         ________               _______
                                                           (56.0)                (85.0)
                                                         ________               _______
Divested operations:
North America                                               (0.1)                 (0.4)


                                                         ________               _______
Discontinued operations:
Europe                                                          -                 (0.1)
North America                                                   -                 (0.9)
Asia Pacific, Rest of Americas, Africa                          -                 (0.2)
                                                         ________               _______
                                                                -                 (1.2)
                                                         ________               _______
                                                           (56.1)                (86.6)
                                                         ________               _______
Operating exceptional items: goodwill
impairment

Continuing operations:
Europe                                                     (19.5)                     -
North America                                             (901.8)               (724.6)
                                                          _______               _______
Asia Pacific, Rest of Americas, Africa                      (2.0)                     -
                                                          (923.3)               (724.6)
                                                         ________              ________
Operating exceptional items: other

Continuing operations:
Europe                                                      (3.6)                 (2.5)
North America                                              (37.3)                (32.1)
Asia Pacific, Rest of Americas, Africa                      (0.7)                 (0.3)
                                                          _______               _______
                                                           (41.6)                (34.9)
                                                          _______               _______
Operating loss                                            (970.5)               (733.2)
                                                           ======                ======






The above financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The comparative financial information is based on the statutory accounts for the financial year to 31 December 2001. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.



On 12 March 2003, the Group announced the conditional sale of its 51 per cent interests in WAGO, its interconnection joint venture, for a net consideration of approximately GBP58.2 million. The divestment is subject to shareholder approval and requires the consent of the noteholders and parties to the syndicated bank facility. In addition to provide the Group with an increase in the level of headroom in relation to certain of its financial covenants, amendments to the terms of the loan notes and syndicated bank facility have been agreed. These amendments are conditional on the completion of the divestment and the use of the net proceeds to pre-pay approximately GBP45.8 million of the loan notes and pay an associated contractual make-whole amount of approximately GBP12.4 million.



The directors are of the opinion that, taking into account the net proceeds from the divestment and the existing facilities available to the Group on completion of the divestment, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months. However, if completion of the divestment does not occur, the existing borrowing terms will continue to apply. In such circumstances and if current levels of trading are not maintained, the directors would need to consider taking appropriate actions with a view to maintaining compliance with such existing terms. In the event of a breach, the lenders have certain rights which may ultimately result in the Group's debt becoming repayable on demand. The accounts do not include any adjustments that may result if the divestment were not completed, current levels of trading are not maintained and the lenders withdraw their support.



As at the date of these accounts the divestment of WAGO remains subject to shareholder approval, which is being sought at an Extraordinary General Meeting to be held on 31 March 2003.



The directors consider that in preparing the accounts they have taken into account all information that could reasonably be expected to be available. On this basis, they consider that it is appropriate to prepare the accounts on the going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future.



The statutory accounts for the year to 31 December 2002, which include an unqualified audit report modified to include reference to the matters above, will be circulated to shareholders on 11 April 2003.



The Annual General Meeting will be held on 20 May 2003.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___12 March 2003____                  By   ____/s/ Luke Thomas____

                                                    (Signature)*